UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim report

for the three months ended March 31, 2026

INTRODUCTION

The financial information of Stevanato Group included in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro”, “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”, “USD” and “$” refer to the currency of the United States of America (the “United States”).

Certain totals in the tables included in this document may not add due to rounding. The financial data in the Management Discussion and Analysis of Financial Condition and Results of Operations is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

This Interim Report is unaudited.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “anticipate,” "assumes," "believe," "derive," "drive," "estimated," "expect," "forecast," "foreseeable," "future," "growing," "increase," "may," "plan," “potential,” “remain,” “to be,” “will,” "would," and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; our expectation that most of the tariff-related costs will be absorbed by customers; the success of our initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may fluctuate, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called "golden powers"); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain products manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal controls over financial reporting. Our internal controls were not effective for the year ended December 31, 2025, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

ii

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” below and “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 4, 2026.

iii

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2026

Stevanato Group S.p.A.

Interim consolidated income statement

for the three months ended March 31, 2026 and 2025

(Unaudited)

		For the three months ended March 31,
		2026	2025
		(EUR thousand)
	Notes
Revenue	9	273,574	256,596
Cost of sales	10	198,396	186,705
Gross Profit		75,178	69,891

Other operating income	11	1,413	1,138
Selling and marketing expenses	12	6,717	5,951
Research and development expenses	12	5,842	5,931
General and administrative expenses	12	25,295	24,519
Operating Profit		38,737	34,628

Finance income	13	3,357	5,955
Finance expense	14	2,855	5,474
Profit Before Tax		39,239	35,109

Income taxes	15	11,212	8,595
Net Profit		28,027	26,514

Net Profit attributable to:
Equity holders of the parent		28,029	26,517
Non-controlling interests		(2)	(3)
		28,027	26,514

Earnings per share
Basic earnings per ordinary share (in EUR)	16	0.10	0.10
Diluted earnings per ordinary share (in EUR)	16	0.10	0.10

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of comprehensive income

for the three months ended March 31, 2026 and 2025

(Unaudited)

		For the three months ended March 31,
		2026	2025
		(EUR thousand)
	Notes
Net Profit		28,027	26,514

Gains/(losses) from remeasurement of employee defined benefit plans		(150)	140
Tax effect relating to those components of OCI		12	(11)
Other comprehensive income/(loss) that will not be classified subsequently to profit or loss		(138)	129

Exchange difference on translation of foreign operations	25	14,515	(16,598)
Changes in the fair value of cash flow hedging instruments		943	835
Changes in the time value element - cost of hedge		—	(5)
Tax effect relating to those components of OCI		(200)	(247)
Other comprehensive income that might be classified subsequently to profit or loss		15,258	(16,015)

Total other comprehensive income, net of tax		15,120	(15,886)

Total Comprehensive Income		43,147	10,628

Attributable to:
Equity holders of the parent		43,149	10,631
Non-controlling interests		(2)	(3)
		43,147	10,628

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of financial position

at March 31, 2026 and at December 31, 2025

(Unaudited)

		At March 31,	At December 31,
		2026	2025
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		49,983	49,983
Intangible assets	17	36,564	36,866
Right of use assets	19	15,171	12,362
Property, plant and equipment	18	1,451,046	1,391,560
Financial assets - investments FVTPL		124	171
Other non-current financial assets	20	6,407	5,810
Deferred tax assets	15	110,166	103,872
		1,669,461	1,600,624
Current assets
Inventories	21	294,360	268,247
Contract assets	22	165,758	180,459
Trade receivables	22	278,478	302,688
Other current financial assets	20	10,432	10,778
Tax receivables	23	12,924	14,586
Other receivables	24	40,738	35,989
Cash and cash equivalents		111,670	130,603
		914,360	943,350
Total assets		2,583,821	2,543,974
Equity and liabilities
Equity
Share capital	25	22,232	22,232
Reserves and retained earnings	25	1,480,529	1,324,412
Net profit attributable to equity holders of the parent	25	28,029	139,839
Equity attributable to equity holders of the parent		1,530,790	1,486,483
Non-controlling interests	25	36	38
Total equity		1,530,826	1,486,521

Non-current liabilities
Non-current financial liabilities	26	323,769	347,367
Employees benefits	28	6,793	6,784
Non-current provisions	30	2,497	3,162
Deferred tax liabilities	15	14,633	13,259
Non-current advances from customers	33	92,173	98,848
Other non-current liabilities	31	52,862	52,155
		492,727	521,575
Current liabilities
Current financial liabilities	26	128,317	123,507
Current provisions	30	2,329	4,394
Trade payables	32	254,361	263,308
Contract liabilities	33	11,599	10,414
Advances from customers	33	42,426	33,425
Tax payables	23	35,206	22,426
Other current liabilities	32	86,030	78,404
		560,268	535,878
Total liabilities		1,052,995	1,057,453
Total equity and liabilities		2,583,821	2,543,974

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the three months ended March 31, 2026 and 2025

(Unaudited)

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2026		22,232	559,565	(27,079)	(90)	(39)	(67)	(58,465)	990,427	1,486,483	38	1,486,521
Other comprehensive income	25	—	—	—	743	—	(138)	14,515	—	15,120	—	15,120
Net profit	25	—	—	—	—	—	—	—	28,029	28,029	(2)	28,027
Total comprehensive income		—	—	—	743	—	(138)	14,515	28,029	43,149	(2)	43,147
Share-based incentive plans	25	—	—	—	—	—	—	—	1,183	1,183	—	1,183
Other	25	—	—	—	—	—	—	—	(25)	(25)	—	(25)
Total effects		—	—	—	—	—	—	—	1,158	1,158	—	1,158
At March 31, 2026		22,232	559,565	(27,079)	653	(39)	(205)	(43,950)	1,019,614	1,530,790	36	1,530,826

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2025		22,232	559,565	(27,148)	(1,029)	(90)	(53)	(12,578)	863,440	1,404,339	46	1,404,385
Other comprehensive income		—	—	—	587	(4)	129	(16,598)	—	(15,886)	—	(15,886)
Net profit		—	—	—	—	—	—	—	26,517	26,517	(3)	26,514
Total comprehensive income		—	—	—	587	(4)	129	(16,598)	26,517	10,631	(3)	10,628
Share-based incentive plans	25	—	—	—	—	—	—	—	774	774	—	774
Other	25	—	—	—	—	—	—	—	115	115	—	115
Total effects		—	—	—	—	—	—	—	889	889	—	889
At March 31, 2025		22,232	559,565	(27,148)	(442)	(94)	76	(29,176)	890,846	1,415,859	43	1,415,902

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the three months ended March 31, 2026 and 2025

(Unaudited)

		For the three months ended March 31,
		2026	2025
		(EUR thousand)
	Notes
Operating activities
Profit before tax		39,239	35,109
Adjustments:
- depreciation and impairment of property, plant and equipment	18	21,370	17,115
- amortization of intangible assets and right of use assets	17, 19	3,281	3,509
- allowance for doubtful accounts		(129)	(392)
- net interest expense		928	1,127
-loss from the disposal of non-current assets		89	—
Change in other provisions		3,770	2,416
Change in employee benefits		(157)	(321)
Other non-cash expenses, net		263	(1,182)
Working capital changes:
- inventories and contract assets		(13,156)	(26,497)
- trade receivables and other assets		23,412	53,202
- trade payables, contract liabilities, advances and other liabilities		(2,333)	18,304
Interest paid		(795)	(1,438)
Interest received		466	883
Income tax paid		(760)	(1,998)
Net Cash Flows from operating activities		75,488	99,837
Cash Flow from investing activities
Purchase of property, plant and equipment	18	(66,254)	(70,384)
Proceeds from sale of property plant and equipment	18	243	1,057
Refund of capitalized costs of property, plant and equipment	18	138	—
Purchase of intangible assets	17	(4,464)	(1,402)
(Payments for)/ Proceeds from investments in financial assets		(61)	18
Net Cash Flows used in investing activities		(70,398)	(70,711)
Cash Flow from financing activities
Payment of principal portion of lease liabilities		(1,634)	(1,543)
Proceeds from borrowings	26	20,000	20,000
Repayments of borrowings	26	(43,300)	(54,210)
Net Cash Flows used in financing activities		(24,934)	(35,753)

Net change in cash and cash equivalents		(19,844)	(6,627)
Net foreign exchange differences on cash and cash equivalents		1,336	(925)

January 1, 2026 opening balance prior to restatement for amendments to IFRS 9		130,603	—
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026		(425)	—

Cash and cash equivalents at January 1		130,178	98,270
Cash and cash equivalents at March 31		111,670	90,718

The opening cash balance of the period has been adjusted to reflect the adoption of the amendments to IFRS 9 — Financial Instruments, resulting in changes in the presentation and classification of certain cash flows. Refer to Note 3 for further details on new standards, amendments and interpretations effective from January 1, 2026.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Unaudited)

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to maintain and enhance its status as a global leader in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic and analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has 13 manufacturing plants, including: (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants, the Group has two sites for analytical services (in Italy and United States) and five commercial sites/offices (in Italy, China, Japan, and India, which was incorporated on February 23, 2025). The Group continues to expand its global industrial footprint, primarily to support high-value solutions production in Italy and the United States. In Latina (Italy), commercial production began in 2023, with ongoing ramp‑up of high‑value syringe output. The Group is also preparing the next phase of ready-to-use cartridge manufacturing, currently expected to become commercially operational in 2026. In the United States, the Group is progressing with the development of its new EZ-fill® manufacturing hub in Fishers, Indiana. Customer validations -initiated in late 2023-, are expected to continue into 2026. Commercial production began in the third quarter of 2024, and additional production lines will continue to be installed, validated and commercialized throughout 2026. The facility will also host equipment for device contract manufacturing activities expected to become commercially available by the end of 2026. The global footprint allows the Group to sell products and provide services in approximately 65 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the symbol "STVN".

2.
Authorization of Unaudited Interim Condensed Consolidated Financial Statements and compliance with international financial reporting standards

These Unaudited Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on May 5, 2026 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2025 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies adopted are consistent with those used at December 31, 2025, except as described in Note 3 - Basis of preparation for the Unaudited Interim Condensed Consolidated Financial Statements “New standards, amendments and interpretations”.

3.
Basis of preparation for Unaudited Interim Condensed Consolidated Financial Statements

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Unaudited Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Impairment tests of non-current assets (including goodwill and assets with an indefinite useful life for which impairment tests are performed for the preparation of the annual Consolidated Financial Statements) are not performed for the preparation of the Unaudited Interim Condensed Consolidated Financial Statements unless impairment indicators have been identified.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

It is also to be noted that income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

These Unaudited Interim Condensed Consolidated Financial Statements include the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of financial position, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated cash flow statement and the accompanying condensed notes. The Unaudited Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s management considers that there are currently no material uncertainties that may cast significant doubts over this assumption. Management has formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than one year after the date the unaudited interim condensed financial statements are approved to be issued.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Consolidated Financial Statements for the year ended December 31, 2025, except for the adoption of new standards and amendments effective from January 1, 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and new standards effective from January 1, 2026 were adopted for the first time in 2026 and did not have a material impact on the Unaudited Interim Condensed Consolidated Financial Statements of the Group:

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, with the aim to set financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. These amendments became effective on or after January 1, 2026.

As part of the adoption of the amendments to IFRS 9 — Financial Instruments, the Group performed an assessment of its existing payment systems, including payment arrangements used across the Group’s legal entities, in order to evaluate their scope of application under the new requirements and to assess the applicability of the available accounting policy elections. Based on the outcome of this assessment, the adoption of the new standard did not result in any impact on profit or loss or on equity at the date of first application. The identified effects relate to changes in the presentation and classification of certain transactions within the statement of cash flows and statement of financial position, including the restatement of the opening cash balance of the period, reflecting the revised guidance introduced by the new standard.

In July 2024, the IASB published 'Annual Improvements to IFRS Accounting Standards — Volume 11'. It contains amendments to five standards as a result of the IASB's annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). These amendments became effective on or after January 1, 2026.

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2027 or subsequent years are listed below:

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. The Group is currently assessing the potential impact from the adoption of IFRS 18 on its consolidated financial statements.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. There are no changes in the scope of consolidation for the periods presented in the Unaudited Interim Condensed Consolidated Financial Statements.

Subsidiaries

The Unaudited Interim Condensed Consolidated Financial Statements of the Group include the following companies controlled by the parent company Stevanato Group S.p.A. directly or indirectly through the subsidiaries Stevanato Group International a.s. and Balda Medical GmbH.:

				% equity interest
Name	Segment	Description	Country of incorporation	March 31, 2026	December 31, 2025
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Stevanato Group International a.s.	Holding	Service/ Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Production and sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA en liquidation	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions and DDS	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%
Stevanato India Private Limited	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	India	100%	100%

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at March 31, 2026 relate to Medical Glass a.s. in which the Group holds a 99.74% interest.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly related to difficulties in meeting the obligations associated with financial liabilities that are settled in cash or other financial assets, and to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price can cause significant business challenges that can, in turn, affect production costs, product pricing, margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and, if required, through the use of derivative financial instruments.

The Unaudited Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 38 of the Consolidated Financial Statements at and for the year ended December 31, 2025.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
		2026	2026	2025	2025	2025
CHINA	CNY	8.1032	7.9341	7.6551	7.8442	8.2262
UNITED STATES	USD	1.1703	1.1498	1.0523	1.0815	1.1750
MEXICO	MXN	20.5483	20.7101	21.4988	22.0627	21.1180
DENMARK	DKK	7.4707	7.4730	7.4599	7.4613	7.4689
BRAZIL	BRL	6.1551	6.0065	6.1647	6.2507	6.4364
SWITZERLAND	CHF	0.9168	0.9194	0.9458	0.9531	0.9314
JAPAN	JPY	183.5956	183.3900	160.4526	161.6000	184.0900
INDIA	INR	107.1162	107.8788	91.1378	92.3955	105.5965

7.
Seasonality of operations

The Group is not impacted by seasonality.

8.
Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of Stevanato Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified as the Chief Executive Officer of Stevanato Group S.p.A.) assigns resources and monitors performance. They are:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is complex and requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. This segment also delivers analytical and regulatory support services focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering segment designs, develops and produces equipment and machinery for our internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring that the machines are correctly calibrated and properly functioning. The after-sales services mainly consist of providing spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	For the three months ended March 31, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	248,961	24,613	273,574	—	273,574
Inter-segment	272	30,952	31,224	(31,224)	—
Revenue	249,233	55,565	304,798	(31,224)	273,574
Cost of sales	178,686	47,042	225,728	(27,332)	198,396
Gross Profit	70,547	8,523	79,070	(3,892)	75,178

Other operating income	1,495	—	1,495	(82)	1,413
Selling and marketing expenses	5,199	883	6,082	635	6,717
Research and development expenses	5,011	871	5,882	(40)	5,842
General and administrative expenses	17,694	3,090	20,784	4,511	25,295
Operating Profit	44,138	3,679	47,817	(9,080)	38,737

of which amortization and depreciation	23,560	1,044	24,604	47	24,651

	For the three months ended March 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	220,847	35,749	256,596	—	256,596
Inter-segment	375	42,426	42,801	(42,801)	—
Revenue	221,222	78,175	299,397	(42,801)	256,596
Cost of sales	151,965	69,840	221,805	(35,100)	186,705
Gross Profit	69,257	8,335	77,592	(7,701)	69,891

Other operating income	1,219	—	1,219	(81)	1,138
Selling and marketing expenses	5,505	444	5,949	2	5,951
Research and development expenses	5,001	726	5,727	204	5,931
General and administrative expenses	18,431	3,514	21,945	2,574	24,519
Operating Profit	41,539	3,652	45,190	(10,562)	34,628

of which amortization and depreciation and impairment of PPE	19,691	589	20,280	344	20,624

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering segment for use by the Biopharmaceutical and Diagnostic Solutions segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to the Biopharmaceutical and Diagnostic Solutions segment and the Engineering segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the three months ended March 31,
	2026	2025
	(EUR thousand)
Segments Operating Profit	47,817	45,190
Finance income	3,357	5,955
Finance expense	2,855	5,474
Inter-segment elimination and unallocated items	(9,080)	(10,562)
Profit Before Tax	39,239	35,109

For the three months ended March 31, 2026, the Group served two customers who constituted 14.0% and 11.3% of consolidated revenue, equal to approximately EUR 38.3 million and EUR 30.9 million respectively, realized both in the Biopharmaceutical and Diagnostic Solutions and in the Engineering segment.

For the three months ended March 31, 2025, the Group served two customers who constituted 11.1% and 10.6% of consolidated revenue, equal to approximately EUR 28.4 million and EUR 27.2 million respectively, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended March 31, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	128,614	—	128,614
Revenue from other containment and delivery solutions	120,347	—	120,347
Revenue from engineering	—	24,613	24,613
Total revenue from contracts with customers	248,961	24,613	273,574

Geographical markets
EMEA	142,486	14,721	157,207
APAC	22,661	3,760	26,421
North America	77,172	5,557	82,729
South America	6,642	575	7,217
Total revenue from contracts with customers	248,961	24,613	273,574

Timing of revenue recognition
Goods and services transferred at a point in time	244,549	6,085	250,634
Goods and services transferred over time	4,412	18,528	22,940
Total revenue from contracts with customers	248,961	24,613	273,574

	For the three months ended March 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	110,300	—	110,300
Revenue from other containment and delivery solutions	110,547	—	110,547
Revenue from engineering	—	35,749	35,749
Total revenue from contracts with customers	220,847	35,749	256,596

Geographical markets
EMEA	129,999	25,502	155,501
APAC	19,787	908	20,695
North America	66,142	8,861	75,003
South America	4,919	478	5,397
Total revenue from contracts with customers	220,847	35,749	256,596

Timing of revenue recognition
Goods and services transferred at a point in time	213,545	8,381	221,926
Goods and services transferred over time	7,302	27,368	34,670
Total revenue from contracts with customers	220,847	35,749	256,596

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

- High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has proprietary know-how and which are characterized by particular complexity or high performance; and

- Other containment and delivery solutions.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract Balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Trade receivables	278,478	302,688
Contract assets	165,758	180,459
Contract liabilities	(11,599)	(10,414)
Advances from customers	(42,426)	(33,425)
Non-current advances from customers	(92,173)	(98,848)

The contract assets mainly relate to the Group’s right to receive payment for production from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to receive payment.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended March 31,
	2026	2025
	(EUR thousand)
Cost of materials	82,726	82,057
Direct industrial labor	46,629	42,569
Indirect industrial labor	22,802	20,002
Industrial depreciation and amortization	21,820	17,608
Other costs of sales	24,419	24,469
Total Cost of sales	198,396	186,705

Cost of sales mainly pertains to the cost of materials, components, direct and indirect labor, and other production and distribution costs incurred in the manufacture and delivery of our products and services. Cost of sales for the three months ended March 31, 2026 also included depreciation and amortization of EUR 21,820 thousand (EUR 17,608 thousand for the three months ended March 31, 2025), as well as industrial capitalized costs related to machinery and equipment built internally within the Group, subcontracting activities, and industrial overheads.

11.
Other operating income

Other operating income for the three months ended March 31, 2026 and 2025, amounted to EUR 1,413 thousand and EUR 1,138 thousand, respectively, and related mainly to: (i) contributions received from customers and other business partners, in connection with collaboration agreements relating to development projects, where both parties share risks and benefits, (ii) government grants, (iii) lease income, and (iv) certain insurance refunds. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended March 31,
	2026	2025
	(EUR thousand)
Selling and marketing expenses	6,717	5,951
Research and development expenses	5,842	5,931
General and administrative expenses	25,295	24,519
Total Expenses	37,854	36,401

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations, business development and events costs, travel expenses, and other marketing and strategic consultancy. Selling and marketing expenses include depreciation of EUR 119 thousand for the three months ended March 31, 2026 (EUR 130 thousand for the three months ended March 31, 2025), and the release of a provision for bad and doubtful debts of EUR 129 thousand (compared to a release of EUR 392 thousand for the three months ended March 31, 2025).

Research and development expenses include costs for research and development activities to support the innovation of our products and components. Research and development expenses include amortization and depreciation for EUR 907 thousand for the three months ended March 31, 2026 (EUR 745 thousand for the three months ended March 31, 2025).

General and administrative expenses consist mainly of personnel expenses for administrative functions, consulting fees, directors' compensation, rental fees, insurance costs (such as but not limited to Directors & Officers insurance), IT expenses (including software licenses), as well as, depreciation and amortization for EUR 1,806 thousand for the three months ended March 31, 2026 (EUR 2,142 thousand for the three months ended March 31, 2025).

13.
Finance income

Finance income is as follows:

	For the three months ended March 31,
	2026	2025
	(EUR thousand)
Interest income from banks deposits	216	360
Income from financial discounts	—	6
Interest income rent to buy	65	—
Other financial income	40	6
Foreign currency exchange rate net gains	3,024	—
Derivatives fair value gains	12	5,583
Total finance income	3,357	5,955

14.
Finance expense

Finance expenses are as follows:

	For the three months ended March 31,
	2026	2025
	(EUR thousand)
Interest on debt and borrowings	940	1,193
Financial discounts and other expenses	11	14
Interest on lease liabilities	220	223
Financial component IAS 19	79	70
Foreign currency exchange rate net losses	—	3,941
Derivatives fair value losses	1,521	21
Other fair value adjustments	84	12
Total finance expense	2,855	5,474

Finance expenses include bank interest on the Group’s financial debt (calculated using the effective interest method) and interest on lease liabilities, representing the portion of financial expenses accrued during the reporting period and recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences consist of realized and unrealized gains and losses arising from transactions denominated in currencies other than the functional currency of the Group. The net foreign currency exchange impact, given by the sum of gains and losses, amounted to a net gain of EUR 3,024 thousand for the three months ended March 31, 2026, and a net loss of EUR 3,941 thousand for the three months ended March 31, 2025.

Derivatives fair value gains and derivatives fair value losses included changes in the fair values of foreign currency forward contracts that are not designated in hedge accounting relationships, as well as the ineffective portion of changes in the fair value of foreign currency forward contracts that are designated as cash flow hedges.

15.
Income tax

Income tax expense amounted to EUR 11,212 thousand for the three months ended March 31, 2026, compared to EUR 8,595 thousand for the three months ended March 31, 2025.

The effective tax rate for the three months ended March 31, 2026, was 28.6% compared to 24.5% for the three months ended March 31, 2025. The increase in the effective tax rate is mainly attributable to the Italian entities and, in particular, to Nuova Ompi S.r.l.. In the three months ended March 31, 2025, on a comparable level of net income, Nuova Ompi S.r.l. benefited from the application of 4% reduction in the Italian statutory corporate income tax under the “IRES premiale” regime. This regime was discontinued as of 2026, and Nuova Ompi S.r.l. reverted to the application of the ordinary Italian corporate income tax (IRES) rate, set at 24%, excluding regional income tax (IRAP), set at 3.9%.

In the first quarter 2026, the Italian Tax Authorities notified the Company of additional tax audit reports (processi verbali di constatazione) relating to prior financial years, within the framework of a tax audit initiated during 2025 and concerning transfer pricing matters. The Company does not agree with some of the conclusions reached by the Tax Authorities in the aforementioned audit reports, as it believes that such conclusions are not adequately supported either by the reconstruction of the facts or by the applicable regulatory framework and prevailing tax practice. As a result, as a precautionary measure, the Group recognized a provision limited to EUR 388 thousand.

The analysis of deferred tax assets and deferred tax liabilities at March 31, 2026 and at December 31, 2025 is as follows:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Property, plant and equipment	35,710	42,069
Intangible assets	9,416	4,520
Tax losses carry forward	43,276	37,598
Contract balances	(7,745)	(7,748)
Expected credit losses	1,273	1,551
Inventory	5,673	4,648
Accruals for returns, warranty, other risks	2,638	2,793
Accruals	2,492	2,303
Other effects	1,767	2,073
Leases	3,900	3,118
Right of use assets	(2,932)	(2,389)
Derivatives	65	77
Deferred tax assets, net	95,533	90,613
Reflected in the statement of financial position as follows:
Deferred tax assets	110,166	103,872
Deferred tax liabilities	(14,633)	(13,259)
Deferred tax assets, net	95,533	90,613

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

On December 28, 2023, the government of Italy, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023 and the subsequent Ministerial Decrees, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with that of the Consolidated Financial Statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds only the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. equals 81.79% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a Constituent Entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay, in Italy, a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance to the Italian Pillar Two rules) of less than 15%. The Group has performed a preliminary assessment of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022 (and the subsequent Administrative Guidance), which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary assessment is based on the group’s accounting data for the first quarter 2026 as reported from the Group entities in the consolidation process, before making any adjustments that would eliminate income or expense attributable to intra-group transactions.

Based on March 31, 2026 financial data, the only jurisdiction in which a potential exposure to top-up-tax may exist is China, as no TSH test would be met. However, since the effective tax rate calculated for TSH purposes is close to 15%, no significant impact in terms of potential top-up tax is expected. For the sake of completeness, we highlight that China has not implemented a local Qualified Domestic Top-up Tax within their domestic legislation for fiscal year 2026. This preliminary assessment has been performed considering a number of technical positions based on the content of the TSH rules and other guidelines currently available. In this regard, considering the lack of specific interpretations and explanations by the OECD, the EU Directive, the Italian law, such technical positions shall be confirmed once the expected clarifications will be provided at OECD, EU and domestic level.

The Group continues to assess the impact of the Pillar Two and other comparable legislation (including the recent Side-by-Side Package) on its future financial performance and is actively managing mandatory compliance requirements in the jurisdictions in which its entities operate.

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares, held by the Group.

For the three months ended March 31, 2026 and 2025, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 29 for further details on the equity incentive plans).

The following table reflects the profit attributable to equity holders of the parent and shares data used in the basic and diluted EPS calculation:

	For the three months ended March 31,
	2026	2025

Profit attributable to equity holders of the parent (in EUR thousand)	28,029	26,517

Weighted average number of shares for basic EPS	273,003,694	272,898,625
Effects of dilution from share-based incentive plans	17,202	8,906
Effects of dilution from remuneration in shares	186	932
Weighted average number of shares adjusted for the effect of dilution	273,021,082	272,908,463

	2026	2025
Basic earnings per ordinary share (in EUR)	0.10	0.10
Diluted earnings per ordinary share (in EUR)	0.10	0.10

17.
Intangible assets

Changes in intangible assets at March 31, 2026, are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2026	26,482	35,334	26,087	12,504	11,857	112,264
Additions	—	—	—	1,202	—	1,202
Reclassifications	681	40	—	(721)	—	—
Exchange differences	(12)	72	50	—	125	235
At March 31, 2026	27,151	35,446	26,137	12,985	11,982	113,701

Amortization
At January 1, 2026	16,995	29,377	19,723	—	9,303	75,398
Amortization	435	798	299	—	78	1,610
Exchange differences	(7)	50	13	—	73	130
At March 31, 2026	17,423	30,225	20,035	—	9,454	77,137

Net book value
At March 31, 2026	9,728	5,221	6,102	12,985	2,528	36,564
At December 31, 2025	9,487	5,957	6,364	12,504	2,554	36,866

Additions in intangible assets amounting to EUR 1,202 thousand for the three months ended March 31, 2026 were mainly related to the costs associated with the Group's ongoing digitalization efforts and the implementation of other software platforms.

At March 31, 2026, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

18.
Property, plant, and equipment

Changes in items of property, plant, and equipment are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2026	497,216	889,572	85,885	20,715	494,632	1,988,020
Additions	482	19	153	9	65,773	66,436
Disposals	(138)	—	—	(1)	(89)	(228)
Reclassifications	56,579	25,665	576	308	(83,128)	—
Exchange differences	7,822	6,496	298	291	3,367	18,274
At March 31, 2026	561,961	921,752	86,912	21,322	480,555	2,072,502

Depreciation
At January 1, 2026	102,862	412,081	66,774	14,743	—	596,460
Depreciation charge for the period	4,041	14,016	2,892	421	—	21,370
Disposals	—	—	—	(1)	—	(1)
Exchange differences	822	2,417	168	220	—	3,627
At March 31, 2026	107,725	428,514	69,834	15,383	—	621,456

Net book value
At March 31, 2026	454,236	493,238	17,078	5,939	480,555	1,451,046
At December 31, 2025	394,354	477,491	19,111	5,972	494,632	1,391,560

For the three months ended March 31, 2026, additions to property, plant, and equipment amounting to EUR 66,436 thousand were primarily driven by ongoing construction activities, as well as the ramp-up and installation of new production lines at the new facilities in Fishers, Indiana (U.S.), and in Latina (Italy). Capital expenditures also included investments in Engineering facilities and the completion of manufacturing equipment for the production of primary drug containers, including high value syringes and EZ-Fill® cartridges, as part of the Group's continued global capacity expansion initiatives.

At March 31, 2026 capital expenditures associated with orders with our suppliers for the ongoing infrastructure investments were approximately EUR 81 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority ("BARDA"). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana, in February 2022, Stevanato Group entered into an agreement with BARDA whereby BARDA agreed to make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 80 million at the reporting date exchange rate) for manufacturing capacity for standard and EZ-fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies. In the first quarter of 2026, the parties agreed to de-scope the original project perimeter. As a result, the overall contribution has been reduced and is now limited to approximately USD 64 million (or approximately EUR 55 million based on the exchange rate at the reporting date).

At March 31, 2026, no impairment indicators have been identified.

19.
Right of use assets

Movements in the Right of use assets for the first three months of 2026 are shown below:

	Buildings	Plant and machinery	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2026	25,829	1,413	15,750	42,992
Additions	2,987	—	1,468	4,455
Disposals	(204)	—	(99)	(303)
Exchange rate differences	303	6	43	352
At March 31, 2026	28,915	1,419	17,162	47,496

Depreciation
At January 1, 2026	16,960	1,133	12,537	30,630
Depreciation charge for the year	1,062	61	548	1,671
Disposals	(121)	—	(98)	(219)
Exchange rate differences	202	7	34	243
At March 31, 2026	18,103	1,201	13,021	32,325

Net book value
At March 31, 2026	10,812	218	4,141	15,171
At December 31, 2025	8,869	280	3,213	12,362

20. Other Financial assets

The following table details the composition of other financial assets:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Fair value of derivatives financial instruments	892	340
Non-current secured notes at FVTPL	4,170	4,208
Guarantee deposits	1,344	1,262
Other non-current financial assets	6,407	5,810

Fair value of derivatives financial instruments	606	1,941
Current financial assets - interests receivable	104	248
Bank acceptance drafts - PRC	1,064	—
Financial receivables - rent to buy agreement	8,657	8,589
Other current financial assets	10,432	10,778

Other Financial Assets	16,839	16,588

At March 31, 2026, other financial assets mainly included a receivable amounting to overall EUR 8,657 thousand related to the rent to buy agreement of our facility in Zhangjiagang city, China. The receivable is equal to the discounted amount of the finance lease payments, including the exercise price of the purchase option. The lease term expires on December 31, 2026 and shall not be extended as the lease shall be followed by a sale and purchase contract of the leased plant.

At March 31, 2026 and at December 31, 2025, other non-current financial assets mainly included guarantee deposits and a secured senior convertible promissory note amounting to EUR 4,170 thousand and EUR 4,208 thousand, respectively. The note has principal balance equal to the consideration paid by Stevanato Group for the note and accrues interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. The then outstanding principal and unpaid accrued interest of the note may be converted, at the option of the holder, in whole or in part, into conversion shares upon the closing of any sale by the issuing company of its equity securities primarily for equity fundraising purposes. The note is measured at fair value to profit and loss since the contractual cash flows do not consist solely of payments of principal and accrued interest on the amount of principal to be repaid, but provide for the possible acquisition of equity instruments of the issuing company. Refer to Note 27 for further details on the fair value measurement. Subsequent to March 31, 2026, in early April 2026, the issuing company settled in full the outstanding principal amount of the note together with the accrued interest. The settlement qualifies as a subsequent event and does not affect the measurement of the asset at March 31, 2026, which was performed at fair value through profit or loss in accordance with IFRS.

At March 31, 2026 current and non‑current financial assets included the positive fair value of interest rate swaps, classified according to their residual maturity. The negative fair value of interest rate swaps was included within non‑current and current financial liabilities, while the negative fair value of foreign exchange forward contracts was included within current financial liabilities.

The following table sets forth the analysis of derivative assets and liabilities at March 31, 2026 and at December 31, 2025.

	At March 31,		At December 31,
	2026		2025
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	892	892	340	340

Current financial assets
Foreign exchange forward contracts - trading derivatives	—	—	1,617	1,617
Foreign exchange forward contracts - hedging instruments	—	—	167	167
Interest Rate Swap - hedging instruments	606	606	158	158

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(5)	(5)	(208)	(208)

Current financial liabilities
Interest Rate Swap - hedging instruments	(193)	(193)	(592)	(592)
Foreign exchange forward contracts - trading derivatives	(1,130)	(1,130)	—	—
Foreign exchange forward contracts - hedging instruments	(738)	(738)	—	—

At March 31, 2026 and at December 31, 2025, certain foreign exchange derivatives were not designated as hedging instruments. These derivatives reflect changes in the fair value of foreign exchange forward contracts not designated in hedge relationships, which are nevertheless entered into to economically mitigate foreign currency risk related to forecast sales. Changes in the fair value of the derivatives not designed as hedging instruments are recognized within finance income and finance expense.

Derivatives designated as hedging instruments reflect the change in fair value of:

•
the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
•
the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars.

The change in the fair value of the derivatives designed as hedging instruments is booked in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At March 31,	At December 31
	2026	2025
	(EUR thousand)
Raw materials	148,310	138,566
Semifinished products	53,411	50,970
Finished products	117,609	99,675
Provision from slow moving and obsolescence	(24,970)	(20,964)
Total inventories	294,360	268,247

Inventories at March 31, 2026 amounted to EUR 294,360 thousand compared to EUR 268,247 thousand at December 31, 2025.

At December 31, 2025, strong sales in the fourth quarter resulted in finished goods inventories being below average levels. As of March 31, 2026, this trend reversed, as the Group started rebuilding inventories, primarily as a result of the manufacture of products expected to be delivered to customers in future quarters.

The provision for slow moving and obsolete inventories at March 31, 2026, and at December 31, 2025, amounted to EUR 24,970 thousand and EUR 20,964 thousand, respectively, with a net accrual of EUR 3,875 thousand recognized within cost of sales and utilization and other changes due to exchange rate movements for EUR 131 thousand for the three months ended March 31, 2026. For the three months ended March 31, 2025, the accrual for slow moving and obsolete inventories recognized within cost of sales amounted to EUR 861 thousand.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Trade receivables	285,496	309,772
Allowance for expected credit losses	(7,018)	(7,084)
Total trade receivables	278,478	302,688

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 7,018 thousand and EUR 7,084 thousand at March 31, 2026 and at December 31, 2025, respectively.

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment, as well as to activities from the in-vitro diagnostic and DDS businesses, both of which are included in the Biopharmaceutical and Diagnostic Solutions segment. As such, the balances of this account fluctuates depending on the number and stage of construction contracts in progress at each reporting date.

The Group recognized contract assets of EUR 165,758 thousand at March 31, 2026, and EUR 180,459 thousand at December 31, 2025. On a gross basis, contract assets amounted to EUR 465,456 thousand at March 31, 2026 (EUR 478,694 thousand at December 31, 2025), net of advance invoices issued of EUR 299,698 thousand at March 31, 2026 (EUR 298,235 thousand at December 31, 2025).

23.
Tax receivables and tax payables

At March 31, 2026 tax receivables amounted to EUR 12,924 thousand, compared to EUR 14,586 thousand at December 31, 2025, and tax payables amounted to EUR 35,206 thousand, compared to EUR 22,426 thousand at December 31, 2025. The total net balance at March 31, 2026, was a payable amounting to EUR 22,282 thousand, compared to a payable amounting to EUR 7,840 thousand at December 31, 2025.

The increase in net balance was mainly due to higher payables arising from accrual of the corporate income tax for the three months ended March 31, 2026 by the Italian legal entities, with no offset from tax prepayments, which are due to be paid at the end of June 2026.

24.
Other receivables

At March 31, 2026 other receivables amounted to EUR 40,738 thousand, compared to EUR 35,989 thousand at December 31, 2025. Other receivables mainly included VAT receivables and prepayments.

25.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the shareholders equity are reported in the Interim Condensed Consolidated Statements of Changes in Equity; comments on the main changes occurred in the period are provided below.

Share capital

At March 31, 2026, and at December 31, 2025, the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,709,718 ordinary shares and 253,132,818 Class A multiple voting shares.

The dual class structure of Stevanato Group's shares includes ordinary shares and Class A shares. Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except in terms of voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. Class A shares are automatically converted (without the need for a resolution by a special meeting of the shareholders holding Class A shares or by a shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the Chairman of the Board of Directors of the Company, with a copy to the chairman of the Audit Committee. Ordinary shares cannot be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering and the underwritten follow-on public offering of ordinary shares, net of the listing costs pertaining to the public subscription offers to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have not been incurred. At March 31, 2026 and December 31, 2025, the share premium reserve amounted to EUR 559,565 thousand.

Treasury Reserve

At March 31, 2026 and December 31, 2025, a total of 29,838,842 of the Company's Class A shares were held in treasury for a total cost of EUR (27,079) thousand.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arising from the translation of financial statements denominated in currencies other than Euro. At March 31, 2026 the currency translation reserve amounted to EUR (43,950) thousand, compared to EUR (58,465) thousand at December 31, 2025. At March 31, 2025, it amounted to EUR (29,176) thousand, compared to EUR (12,578) thousand at December 31, 2024. The change in the currency translation reserve was mainly due to the appreciation of the U.S. Dollar, the Chinese Renminbi, the Brazilian Real and the Mexican Peso against the Euro during the first quarter of 2026. These currencies represent the primary foreign currencies in which the net assets of the Group’s companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

•
a legal reserve of EUR 4,446 thousand at March 31, 2026 and at December 31, 2025 respectively;
•
other reserves of EUR 110,352 thousand at March 31, 2026 (EUR 109,193 thousand at December 31, 2025). The increase was mainly due to (i) the accrual of the fair value of personnel costs related to share-based incentive plans and related effects of the share awards for EUR 1,183 thousand, and (iii) other effects for EUR (25) thousand;
•
retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 876,788 thousand (EUR 736,949 thousand at December 31, 2025); and
•
net profit attributable to equity holders of the parent of EUR 28,029 thousand at March 31, 2026 (EUR 139,839 thousand at December 31, 2025).

Dividends

On May 23, 2025, Stevanato Group shareholders approved the distribution of EUR 14,737 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

Non-controlling interests

Non-controlling interests amounted to EUR 36 thousand at March 31, 2026 (EUR 38 thousand at December 31, 2025).

26.
Financial liabilities

Total financial liabilities were EUR 452,086 thousand and EUR 470,874 thousand at March 31, 2026, and at December 31, 2025, respectively; the balances in financial liabilities are as follows:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Lease liabilities	5,437	4,382
Bank overdrafts and short-term loan facilities	30,000	30,001
Bank loans	89,317	87,363
Fair value of derivatives	2,061	592
Financial liabilities for accrued interests	1,502	1,169
Total current financial liabilities	128,317	123,507

Lease liabilities	11,193	9,377
Bank loans	262,702	287,929
Notes	49,869	49,853
Fair value of derivatives	5	208
Total non-current financial liabilities	323,769	347,367

Financial Liabilities	452,086	470,874

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Debt on EBITDA, Net Debt on Equity and EBITDA on Financial Charges. Net Debt and EBITDA are calculated as defined in the contract. The ratios are calculated on an annual basis. In particular, Net Debt on EBITDA ratio must be lower or equal to 3.5. At March 31, 2026 and at December 31, 2025, all financial covenants were complied with.

At March 31, 2026, bank loans amounted to a total of EUR 352,019 thousand compared to EUR 375,292 thousand at December 31, 2025 (excluding the financial liabilities for accrued interest). The decrease is mainly attributable to the repayment of bank loan installments during the period.

The following table sets forth the reconciliation of total borrowings (inclusive of accrued interest):

	At December 31,	Cash flows			Non-cash changes		At March 31,
	2025	Proceeds	Repayments	Accrued interest paid in the period	Amortized Cost	Accrued interest in the period	2026
	(EUR thousand)
Bank loans	376,287	—	(23,300)	(847)	26	1,273	353,439
Bank overdrafts and short-term loan facilities	30,175	20,000	(20,000)	(174)	—	81	30,082
Notes	49,853	—	—	—	16	—	49,869
Total Borrowings	456,315	20,000	(43,300)	(1,021)	42	1,354	433,390

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At March 31, 2026:

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	64,188	2026	3.16%	64,188
	EUR	107,952	2027	3.13%	107,952
	EUR	88,611	2028	3.03%	88,611
	EUR	43,611	2029	2.96%	43,611
	EUR	36,111	2030	2.95%	36,111
	EUR	11,806	2031	2.91%	11,806
Amortized Cost	EUR	(260)	2026-2031		(260)
Total Bank Loans					352,019

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(131)	2026-2028		(131)
Total Notes					49,869

Overdrafts and other short-term facilities	EUR	30,000	2026	2.07%	30,000
Total Overdrafts and other short-term facilities					30,000

Total Bank Loans and Overdrafts					431,888

At December 31, 2025:

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	87,488	2026	3.11%	87,488
	EUR	107,952	2027	3.11%	107,952
	EUR	88,611	2028	3.07%	88,611
	EUR	43,611	2029	3.02%	43,611
	EUR	36,111	2030	2.96%	36,111
	EUR	11,806	2031	2.88%	11,806
Amortized Cost	EUR	(287)	2026-2031		(287)
Total Bank Loans					375,292

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(147)	2026-2028		(147)
Total Notes					49,853

Overdrafts and short-term loan facilities	EUR	30,001	2026	2.07%	30,001
Total Overdrafts and short-term loan facilities					30,001

Total Bank Loans and Overdrafts					455,146

As of the reporting date, the Group has certain sustainability‑linked loan arrangements classified as financial liabilities measured at amortized cost. These arrangements include contractual terms that may adjust the interest margin depending on the achievement of specified sustainability‑related key performance indicators (KPIs), assessed on an annual basis in accordance with the contractual provisions.

The contingent features affect only the interest margin and do not result in prepayment obligations or changes to the contractual principal amount. If the relevant KPIs are achieved, the contractual interest margin is reduced by 2 basis points (0.02%) for the applicable interest period; if the KPIs are not achieved, the contractual base margin applies (no penalty). Management considers the variability in contractual cash flows arising from these features to be limited and concludes that the loans remain consistent with a basic lending arrangement; accordingly, the contingent features do not affect the classification of these liabilities under IFRS 9 (SPPI assessment).

27.
Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2026, and at December 31, 2025:

At March 31, 2026:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Financial assets - investments FVTPL - traded		51	51	—	—
Financial assets - investments FVTPL - not traded		73	—	—	73
Non-current financial assets - derivatives	20	892	—	892	—
Current financial assets - derivatives	20	606	—	606	—
Non-current secured notes at FVTPL	20	4,170	—	—	4,170
Total assets		5,792	51	1,498	4,243

Current financial liabilities - derivatives	20	2,061	—	2,061	—
Non-current financial liabilities - derivatives	20	5	—	5	—
Total liabilities		2,066	—	2,066	—

At December 31, 2025:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Financial assets - investments FVTPL - traded		92	92	—	—
Financial assets - investments FVTPL - not traded		79	—	—	79
Non-current financial assets - derivatives	20	340	—	340	—
Current financial assets - derivatives	20	1,941	—	1,941	—
Non-current secured notes at FVTPL	20	4,208	—	—	4,208
Total assets		6,660	92	2,281	4,287

Current financial liabilities - derivatives	20	592	—	592	—
Non-current financial liabilities - derivatives	20	208	—	208	—
Total Liabilities		800	—	800	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates prevailing at the reporting date. The fair value of interest rate swaps is measured by discounting the estimated future cash flows based on observable market yield curves at the reporting date.

The fair value of non-current secured notes at fair value through profit or loss (FVTPL) has been determined as the sum of: (i) the fair value of the “naked bond” represented by the net present value (discounted) of the expected future coupon flows, which are discounted on the basis of a risk-free interest rate curve adjusted for the issuer's credit risk, and (ii) the fair value of the “embedded option” to convert the par value of the bond into a certain number of shares.

The fair value of the “naked bond” was measured using independently developed pricing models and based on the following market data:

•
for the EUR zero-coupon rate curve:
•
short-term interest rates quoted on the interbank market;
•
forward quotations of deposit rates (6-18 months- Forward Rate Agreement);
•
long-term interest rates (2-40 years- Swap Rates);
•
credit spreads, and specifically sectoral Credit Default Swaps (CDS) and country risk (U.S.);
•
spot quotation of the EUR/USD exchange rate (ECB fixing);
•
interest rate swap on the USD interbank market;
•
historical volatility on a daily basis for a range of peer comparable listed companies.

With reference to the fair value of the “embedded option”, the equity value of the issuer was calculated using the multiple EV/Revenue (enterprise value over revenue). The future equity value of the issuer was determined using stochastic simulation with the Monte Carlo method which, based on appropriate assumptions, has made it possible to define a substantial number of alternative scenarios over the time frame considered. The simulation, reflecting the characteristics of “no arbitrage” and “risk neutral framework”, was carried out using the following market data:

•
issuer's bond yield: 2.5 year growth rate derived from the risk-free curve i.e. the rates USD interest rate swap in the interbank market and equal to 3.6%;
•
volatility of the issuer's stock: reasonable estimate of historical volatility on a calculated daily basis, (volatility determined with reference to a sample of peers) with a time horizon of 2.5 year and equal to 45.2%.

The fair value of the investments FVTPL - traded is based on the quoted market prices at the end of the reporting period; the fair value of investments FVTPL - not traded are carried at cost as an estimate of fair value, as permitted by IFRS 9, when equity investments do not have quoted market price in an active market and insufficient financial information is available to reliably determine fair value.

Although cash and cash equivalents are measured at amortized cost, the value approximates fair value due to the short maturity of these instruments, which consist of bank current accounts and time deposits.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the three months ended March 31, 2026:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total

	(EUR thousand)
At December 31, 2025	79	4,208	4,287
Fair value adjustments	(6)	(37)	(43)
At March 31, 2026	73	4,171	4,244

There were no transfers between Level 1, Level 2 and Level 3 during the three months ended March 31, 2026 and the year ended December 31, 2025.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at March 31, 2026 and at December 31, 2025.

28.
Employee benefits

Employee benefits are analyzed as follows:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Employee severance indemnity	4,940	4,921
Jubilee benefits	240	240
Other post-employment plans	1,453	1,463
Stock grant plan 2021-2027	160	160
Total employee benefits	6,793	6,784

29.
Share-based compensation

On December 15, 2022, the Company's Board of Directors approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three vesting cycles, from January 2023 to December 2025 (“First Vesting Period”); from January 2024 to December 2026 (“Second Vesting Period”); and from January 2025 to December 2027 (“Third Vesting Period”).

The grant letters, which entitle the beneficiaries to receive, free of charge, a specified number of ordinary shares subject to the satisfaction of the relevant vesting conditions, were issued on January 3, 2023 with respect to the First Vesting Period, on January 3, 2024 with respect to the Second Vesting Period, and on August 11, 2025 with respect to the Third Vesting Period.

The Restricted Shares Plan forms part of Stevanato Group’s long‑term remuneration policy, under which Restricted Shares represent 50% of a beneficiary’s grant target pay opportunity, while Performance Shares represent the remaining 50%.

For each vesting period, the granting of awards under the Restricted Shares Plan 2023-2027 is subject to a presence condition. Shares do not vest unless, at the end of the relevant presence period for each installment (three equal annual installments), the employment relationship between the participant and Stevanato Group is still in existence, unless otherwise determined by the Chief Executive Officer. The presence period varies depending on the participant's vesting schedule and corresponds to the period between the grant of rights date and vesting date for each installment.

For each vesting period, awards under the Performance Shares Plan 2023–2027 vest on a three‑year cliff‑vesting basis and are subject to the achievement of performance conditions assessed by the Company’s Board of Directors. Vesting depends on the achievement of two equally weighted performance criteria:

I. Revenue Growth Performance Criterion, which determines 50% of the target number of shares;

II. ROIC Performance Criterion, which determines the remaining 50% of the target number of shares. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital, defined as the average of invested capital at the beginning and at the end of each fiscal year.

For each vesting period, the threshold, target, overachievement and maximum levels for each performance criterion were communicated to the beneficiaries through the relevant grant letters. In the event of overperformance, the number of shares vested may increase up to a maximum of 200% of the target award.

The Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027 remain in force; however, no further grants will be made under these plans, as the third and final vesting cycle has been completed and the Company’s Board of Directors has approved new incentive plans for subsequent vesting cycles.

On December 18, 2025, the Company’s Board of Directors approved the Restricted Shares Plan 2026-2030 and the Performance Shares Plan 2026-2030, each with a five‑year duration running from January 1, 2026 through December 31, 2030. Each plan is structured into three vesting cycles: January 2026-December 2028 (the “2026-2028 Plan Cycle”); January 2027-December 2029 (the “2027-2029 Plan Cycle”); and January 2028-December 2030 (the “2028-2030 Plan Cycle”).

Each Plan is governed by its own set of rules. Based on the proposal of the Compensation Committee, the Company’s Board of Directors determined that, for each plan cycle, Performance Shares and Restricted Shares each represent 50% of the participant’s grant target pay opportunity, unless a different allocation is communicated by the Company to the participants.

Under the Restricted Shares Plan 2026-2030, participants are entitled to receive, free of charge, a specified number of ordinary shares of the Company, subject to the satisfaction of a presence condition, consisting of the existence of an employment relationship between the participant and Stevanato Group throughout each plan cycle. For each year included in a plan cycle, participants may be entitled to vest one‑third of the target number of shares specified in the grant letter, following verification of the presence condition. At the end of each year of the plan cycle, the Compensation Committee reviews and approves the number of shares effectively vested for the eligible participants.

Under the Performance Shares Plan 2026-2030, participants are entitled to receive, free of charge, a specified number of ordinary shares of the Company subject to the satisfaction of both a presence condition and performance conditions. The performance conditions consist of the achievement, at the end of each plan cycle, of specific Revenue Growth and ROIC targets, as verified by the Company’s Board of Directors. The two performance criteria are equally weighted. Achievement of the maximum performance level results in a payout of up to 200% of the target number of shares, while achievement of the minimum performance level results in a payout of 50% of the target number of shares, with vesting percentages interpolated linearly between the thresholds.

With respect to the 2026-2028 Plan Cycle, the grant letters—entitling the beneficiaries to receive, free of charge, a specified number of shares subject to the satisfaction of the relevant vesting conditions—were issued on January 30, 2026.

The fair value of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards was measured based on the share price at the grant date, adjusted for expected annual dividend yields of 0.30%, 0.25%, 0.29% and 0.33% for the First Vesting Period, the Second Vesting Period, the Third Vesting Period, and the 2026-2028 Plan Cycle, respectively, as the RSU and PSU awards do not entitle the holders to ordinary dividends prior to vesting.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments	Long Term Incentive Plan 2026 -2030
	Granted in 2023	Granted in 2024	Granted in 2024	Granted in 2025	Granted in 2025	Granted in 2026
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03	EUR 16.92	EUR 18.64	—	EUR 12.94
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16	EUR 17.03 - 17.43 - 18.67	EUR 18.75	EUR 19.68	EUR 13.03
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11	EUR 16.98 - 17.39 - 18.62	EUR 18.69	EUR 19.62	EUR 12.98
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03	EUR 16.92 - 17.34 - 18.56	EUR 18.64	EUR 19.57	EUR 12.94

(*) Grant date fair value

Changes to the outstanding number of PSU and RSU awards under the equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	84,321	109,037
Forfeited	(42,471)	(40,794)
Settled (°)	—	(40,484)
At December 31, 2024	186,130	172,039
Granted (***)	205,110	130,344
Forfeited	(132,696)	(73,401)
Settled (°°)	—	(82,253)
At December 31, 2025	258,544	146,729
Granted (****)	176,246	176,246
Forfeited	(41,202)	(1,706)
Vested	(15,548)	(67,137)
At March 31, 2026	378,040	254,132

*Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the First Vesting Period.

**Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Second Vesting Period.

°The vested shares related to the RSUs I Installment for the First Vesting Period were awarded to the beneficiaries on June 10, 2024.

***Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Third Vesting Period.

°°The vested shares related to the RSUs II Installment for the First Vesting Period and the RSUs I Installment for the Second Vesting Period were awarded to the beneficiaries on June 10 and 13, 2025 and September 11, 2025.

****Granted under the Performance Shares Plan 2026-2030 and the Restricted Shares Plan 2026-2030 for the 2026-2028 Plan Cycle.

At the Company's shareholders' meeting held on May 22, 2024, the shareholders passed certain resolutions relating to the remuneration of the Company's Board of Directors, with the exception of Mr. Franco Moro, which included a component in kind represented by the award of ordinary shares of the Company provided that the relevant directors were still in office as of the date of the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2024, which occurred on May 23, 2025. The fair value of the shares granted to the Board members amounted to EUR 17.85 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period. On June 10 and 13, 2025, the vested shares were awarded to the beneficiaries.

As a component of each member of the Board of Directors' compensation for the period elapsing from the Company's shareholders' meeting held on May 23, 2025 and the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2025, the shareholders established a grant of the Company's ordinary shares. The unit fair value of shares granted amounted to EUR 19.69 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period.

Changes to the outstanding number of shares for the share-based compensation of Board members are as follows:

number of shares	Outstanding RSUs
At January 1, 2025	19,500
Granted (*)	39,800
Settled (**)	(19,500)
At December 31, 2025	39,800
At March 31, 2026	39,800

* Granted on May 23, 2025

**The vested shares that were granted in 2024 were awarded to the Board members on June 10 and 13, 2025.

On May 23, 2025, the Board of Directors resolved to grant Franco Stevanato, as Chief Executive Officer, a long term incentive award of Ordinary Shares based on performance share units for the three year period 2025 - 2027, with a target opportunity of EUR

1,820 thousand.

For the three months ended March 31, 2026 and 2025, the Company recognized EUR 1,183 thousand and EUR 654 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in connection with the shares awards granted to employees and members of the Board of Directors (including the stock compensation granted to certain employees in addition to the share-based incentive plans described above).

30.
Provisions

The balances at March 31, 2026, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2026	2,872	706	3,636	342	7,556
Accrued during the period	312	14	17	—	343
Utilization	(242)	—	(2,681)	—	(2,923)
Releases	—	—	(196)	—	(196)
Exchange rate differences	—	16	30	—	46
At March 31, 2026	2,942	736	806	342	4,826

Current	2,329	—	—	—	2,329
Non-current	613	736	806	342	2,497

The utilization of the provision for legal and sundry risks primarily relates to the settlement of two proceedings in the United States, including one relating to employment and personnel matters and one relating to personnel severance‑related tax matters.

31.
Other non-current liabilities

Other non-current liabilities at March 31, 2026, and at December 31, 2025, amounted to EUR 52,862 thousand and EUR 52,155 thousand, respectively. Other non-current liabilities at March 31, 2026 primarily related to: (i) an advance payment from BARDA of EUR 36,863 thousand, which reflects a partial payment for installing machinery for the production of drug containment products in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site in the amount of EUR 1,955 thousand. These advance payments are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities primarily included: (i) deferred income for overall EUR 12,001 thousand related to the grant of land by the city of Fishers and to an investment tax credit linked to the Group's new facility in the U.S., which will be recognized in the income statement on a systematic basis over the useful life of the building erected on the site, and (ii) EUR 1,828 thousand related to holiday pay for our Danish company’s employees following the transition to the new Danish Holiday Act that started in 2019.

32.
Trade payables and other current liabilities

Trade payables amounted to EUR 254,361 thousand at March 31, 2026 compared to EUR 263,308 thousand at December 31, 2025 and other current liabilities amounted to EUR 86,030 thousand at March 31, 2026 compared to EUR 78,404 thousand at December 31, 2025, and are due within one year. Other current liabilities primarily include payables to personnel, deferred income and prepayments, payables for taxes on salaries and wages, and allowance for future expected customers returns.

At March 31, 2025, the other current liabilities included an aggregate amount of EUR 3,280 thousand (EUR 3,210 thousand at December 31, 2025) related to government contributions and grants. This amount comprises (i) the portion of contributions received from BARDA and from the city of Fishers, and (ii) the deferred portion of the government grants associated with the land contribution and the investment tax credit, as further described in Note 31. These deferred amounts represent the portion of such contributions and grants that has not yet been recognized in profit or loss and will be released to the income statement over the next 12 months, in line with the depreciation pattern of the related assets.

In addition, at March 31, 2026, other current liabilities included payable amounts relating to the settlement of two proceedings in the United States, one relating to employment and personnel matters and the other relating to personnel severance‑related tax matters, as described in Note 30.

The carrying amount of trade payables is considered to be equivalent to their fair value.

33.
Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At March 31,	At December 31,
	2026	2025
	(EUR thousand)
Contract liabilities	11,599	10,414
Advances from customers	134,599	132,273
Total contract liabilities and advances from customers	146,198	142,687

Current	54,025	43,839
Non-current	92,173	98,848

Contract liabilities relate to ongoing customer-specific construction contracts of the Engineering segment as well as to activities from the In-vitro diagnostic and DDS businesses, both of which are included in the Biopharmaceutical and Diagnostic Solutions segment. The Group had contract net liabilities of EUR 11,599 thousand and EUR 10,414 thousand at March 31, 2026, and at December 31, 2025, respectively. On a gross basis, contract assets amounted to EUR 133,289 thousand at March 31, 2026 (EUR 87,285 thousand at December 31, 2025), net of advance invoices issued of EUR 144,888 thousand at March 31, 2026 (EUR 97,699 thousand at December 31, 2025).

Advances from customers relate to sales whose revenue are recognized at a point in time.

34.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., and the controlling shareholder Stevanato Holding S.r.l. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are in line with market practices in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products from Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
revenue from the sale of drug containment solutions, and pharma visual inspection equipment and packaging and assembly machines to Incog BioPharma Services, Inc, a U.S.-based biopharma services company, in which Stevanato Holding S.r.l. holds a controlling stake;

•
revenue from the sale of tools and costs incurred for the purchase of materials in transactions with SIT S.p.A., a company in which Franco Stevanato serves as a member of the Board of Directors;

•
rentals paid to Stevanato Holding S.r.l.;

•
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;

•
donations to the Stevanato Foundation, owned by the Stevanato family. The Foundation's mission centers around pursuing the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation supports children and young people facing serious challenges due to their health, the distress of their families or other situations that may affect their health or well-being.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Unaudited Interim Condensed Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended March 31,
	2026		2025
	Revenues	Costs	Revenues	Costs
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	7	—	—
Other related parties	1,469	1,624	571	1,368
Total transactions with related parties	1,469	1,631	571	1,368

	At March 31,
	2026
	Trade receivables	Trade payables	Other assets	Contract Assets	Other liabilities
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	6,171	—	26,449
Other related parties	1,512	132	—	5,011
Total transactions with related parties	1,512	132	6,171	5,011	26,449

	At December 31,
	2025
	Trade receivables	Trade payables	Other assets	Contract Assets	Other liabilities
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	7,076	—	14,710
Other related parties	2,603	178	37	4,944	—
Total transactions with related parties	2,603	178	7,113	4,944	14,710

35.
Events after the reporting period

The Group has evaluated subsequent events through May 7, 2026 which is the date the Unaudited Interim Condensed Consolidated Financial Statements were issued.

With reference to the secured senior convertible promissory note included among non‑current financial assets, the issuer fully settled the outstanding principal and accrued interest in early April 2026; such settlement represents a subsequent event and did not affect the fair value measurement of the instrument as of March 31, 2026.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug product life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value-added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2024 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products and solutions in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality and performance requirements.

Our solutions are highly integrated with the development, production and the commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug product life cycle, together with our comprehensive, integrated offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s and peptides, monoclonal antibodies and RNA-based applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug product production and delivery supply chain, and we believe we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We believe that our total addressable market, based on our current product offering, is estimated to exceed $14 billion in terms of revenue generated by all market participants in 2025, and includes drug containment solutions, drug delivery systems, IVD solutions, and engineering. The addressable market estimation is based on data gathered by IQVIA in 2024. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting: (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e. machinery for assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions Segment as our "high-value" solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, less than 5% of both the vial and cartridge markets has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 4, 2026.

We have 13 manufacturing plants, including (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants we have two sites for analytical services (in Italy and the United States) and five commercial sites (in Italy, China, Japan, and India -the latter incorporated on February 23, 2025-). Our manufacturing facilities in Mexico (serving the U.S. market), China, Brazil and the U.S. (Indiana) are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. (California) were acquired in strategic transactions over the past 20 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in approximately 65 countries. We are expanding our global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in our premium EZ-fill® products to diversify our product supply and improve proximity to customers. In March 2025, the Group entered into a rent to buy agreement with a lessee for the facility located in Zhangjiagang, China, which the Group had originally acquired in 2021. The decision to dispose of the building reflects the Group's strategic decision to slow down its EZ-fill® capacity expansion in China and to prioritize the ramp-up of its manufacturing facilities in the United States and Italy. In the fourth quarter of 2025, the Group completed the acquisition of a new facility near Bologna, Italy, intended for use by its Engineering operations. The site is expected to undergo renovation activities and current expectations are for it to become operational in the coming quarters.

Highlights

Interim Consolidated Income Statement Data

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2026	2025	%
Revenue	273.6	256.6	6.6%
Gross Profit	75.2	69.9	7.6%
Operating Profit	38.7	34.6	11.9%
Profit Before Tax	39.2	35.1	11.8%
Net Profit attributable to:
Equity holders of the parent	28.0	26.5	5.7%
Non-controlling interests	(0.0)	(0.0)	(13.8)%
Basic earnings per ordinary share (in EUR)	0.10	0.10	—
Diluted earnings per ordinary share (in EUR)	0.10	0.10	—

For further information on Earnings per share calculation, see “16. Earnings per Share” in the Unaudited Interim Condensed Consolidated Financial Statements.

Interim Consolidated Statement of Financial Position Data

	(Amounts in EUR million, except as indicated otherwise)
	At March 31,	At December 31,	Change
	2026	2025	EUR
Assets
Total current assets	914.4	943.4	(29.0)
Total non-current assets	1,669.5	1,600.6	68.8
Total assets	2,583.8	2,544.0	39.8

Liabilities and equity
Total current liabilities	560.3	535.9	24.4
Total non-current liabilities	492.7	521.6	(28.9)
Total liabilities	1,053.0	1,057.5	(4.5)
Total Equity	1,530.8	1,486.5	44.3
Total liabilities and equity	2,583.8	2,544.0	39.8

Factors Impacting Operating Performance and Margins

During the COVID-19 pandemic, high demand and long lead times for glass vials created an industry-wide temporary imbalance of supply and demand for glass vials, and customers stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains. As a result of increased customer inventories for glass vials, the industry experienced a slowdown in demand for glass vials as market participants worked through their stockpiled inventories. As a consequence of our customers' inventory destocking, we experienced lower volumes and revenue attributable to glass vials throughout 2023 and 2024, which adversely impacted gross profit and operating profit margins. In 2025, the vial market stabilized in standard bulk vials and the Group's EZ-fill® ready-to-use vials returned to growth.

The Group is also experiencing temporary inefficiencies tied to the ramp-up phase of its capacity expansion projects, both in Italy and in the U.S., tempering gross profit margin, operating profit margin and EBITDA margin. Such inefficiencies reflect higher costs during the initial ramp-up phase and temporary under absorption of costs as volumes and revenue begin to increase during the ramp-up phase. These costs include, without limitation, implementation of industrial processes, hiring and training of new employees, the qualification and validation activities of new production lines, as well as the time ordinarily needed by newly validated lines to progressively increase productivity to reach target level. Moreover, as anticipated, throughout the ramp-up phase depreciation of new assets has further tempered gross profit margin and operating profit margin, as the productivity of the new assets has not yet reached target level. The Group expects that as the ramp-up activities progress, and are completed, those anticipated temporary inefficiencies will gradually abate. In the third quarter of 2024, the Group's new facility in Latina became profitable at the gross profit level and the new facility in Fishers generated its first commercial revenue. The Group remains focused on the installation and ramp up of new lines in both Latina and Fishers and continues to expect that line installations and validations will continue into 2026. In Latina, the Group is preparing for the next phase of planned expansion for ready-to-use EZ-fill® cartridges and will begin line installations after the first quarter of 2026.

The Engineering Segment experienced a period of record orders in the second half of 2022. The operations scaled up to support this large volume of work but long lead times for components created execution challenges for the Group. The challenges are predominantly isolated to its Denmark operations where the Group has experienced increased costs on certain highly customized projects in the later stages of development. In 2024, the Group implemented a business optimization plan designed to address the challenges that we were facing, to improve the overall health of the business, and position the segment to return to profitable growth. The main actions focused on optimizing our Engineering footprint in alignment with the product strategy and product roadmap, right sizing the operational structure as certain activities are transitioning from Denmark to Italy, and harmonizing our industrial processes. The Group believes these initiatives will help the Group achieve a more optimized operational structure to maximize efficiencies to secure the success of projects going forward, and better position the Segment for long-term success. In 2025, the Segment's operational performance improved as a result of initiatives under its optimization plan but financial performance was below the Group's expectation due to the project mix which included a higher proportion of revenue from the complex legacy projects in Denmark and a lower volume of new work. In the first quarter of 2026, the Segment's gross profit margin improved 460 basis points to 15.3% compared with the same period last year driven by lower losses in our Danish operations, and by new order intake in the fourth quarter of 2025 and the first quarter of 2026, as the Group refreshes the project portfolio. In addition, the implementation of cost containment actions under the Group's optimization plan led to an improved cost structure and better operational performance.

In 2025, the U.S. dollar weakened primarily due to a variety of factors such as a shift in monetary policy and the associated expectations of lower U.S. interest rates, increased policy uncertainty, and other considerations. The Group’s 2025 reported financial results were unfavorably impacted by currency translation effects related to the consolidation of foreign subsidiaries. These movements do not reflect changes in the underlying operating performance of the business. In fiscal 2025, the Group’s revenue grew 9.1% on a constant currency basis compared with 7.4% on a reported basis. In the first quarter of 2026, the effects of foreign currency translation were unfavorable and as a result revenue grew 9.8% on a constant currency basis compared with 6.6% on a reported basis.

During 2025, the Group was also affected by external macroeconomic and regulatory factors that emerged in the United States. In April 2025, the Trump Administration issued an Executive Order titled “Regulating Imports With a Reciprocal Tariff to Rectify Trade Practices That Contribute to Large and Persistent Annual United States Goods Trade Deficits”. The new import tariffs increased the cost of certain materials sourced from outside the United States and also apply to a portion of the products the Group ships to U.S. customers. While the Group implemented targeted pricing actions and worked closely with customers to address tariff‑driven cost increases and engaged in other activities intended to mitigate the effects of tariffs, these measures only partially offset the impact of tariffs on the Group, and the tariffs nevertheless tempered gross profit margin and operating profit margin.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section do not include the Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
"high-value" solutions; and
•
other containment and delivery solutions.

(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization, glass converting, and after-sales support). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue for the three months ended March 31, 2026, and 2025, amounted to EUR 273.6 million and EUR 256.6 million, respectively.

For the three months ended March 31, 2026 and 2025, we generated 91% and 86% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 9% and 14% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three months ended March 31, 2026, and 2025.

Revenue for each segment is divided into “External Customers”, representing revenue from third parties' sales, and “Inter-Segment”, representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended March 31, 2026
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	249.0	24.6	—	273.6
Inter-Segment	0.3	31.0	(31.2)	—
Revenue	249.2	55.6	(31.2)	273.6

Gross Profit	70.5	8.5	(3.9)	75.2
Gross Profit Margin	28.3%	15.3%		27.5%

Operating Profit	44.1	3.7	(9.1)	38.7
Operating Profit Margin	17.7%	6.6%		14.2%

	For the three months ended March 31, 2025
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	220.8	35.7	—	256.6
Inter-Segment	0.4	42.4	(42.8)	—
Revenue	221.2	78.2	(42.8)	256.6

Gross Profit	69.3	8.3	(7.7)	69.9
Gross Profit Margin	31.3%	10.7%		27.2%

Operating Profit	41.5	3.7	(10.6)	34.6
Operating Profit Margin	18.8%	4.7%		13.5%

For further information on Revenue, Gross Profit and Operating Profit, see “Results of Operations”, below.

Results of Operations

Three months ended March 31, 2026 versus three months ended March 31, 2025

The following tables set forth our results of operations for the three months ended March 31, 2026 and 2025.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,				Change	Change
	2026	% of revenue	2025	% of revenue	EUR	%
Revenue	273.6	100.0%	256.6	100.0%	17.0	6.6%
Cost of sales	198.4	72.5%	186.7	72.8%	11.7	6.3%
Gross Profit	75.2	27.5%	69.9	27.2%	5.3	7.6%
Other operating income	1.4	0.5%	1.1	0.4%	0.3	24.1%
Selling and Marketing expenses	6.7	2.5%	6.0	2.3%	0.7	12.9%
Research and Development expenses	5.8	2.1%	5.9	2.3%	(0.1)	(1.5)%
General and Administrative expenses	25.3	9.2%	24.5	9.6%	0.8	3.2%
Operating Profit	38.7	14.2%	34.6	13.5%	4.1	11.9%
Finance income	3.4	1.2%	6.0	2.2%	(2.6)	(43.6)%
Finance expense	2.9	1.0%	5.5	2.1%	(2.6)	(47.8)%
Profit Before Tax	39.2	14.3%	35.1	13.7%	4.1	11.8%
Income taxes	11.2	4.1%	8.6	3.3%	2.6	30.4%
Net Profit	28.0	10.2%	26.5	10.3%	1.5	5.7%

Revenue

Revenue increased by EUR 17.0 million, or 6.6%, to EUR 273.6 million for the three months ended March 31, 2026, compared to EUR 256.6 million for the three months ended March 31, 2025. This was driven by a revenue increase of EUR 28.1 million from the Biopharmaceutical and Diagnostic Solutions Segment, which offset a revenue decline of EUR 11.1 million in the Engineering Segment.

For the three months ended March 31, 2026, revenue from high-value solutions increased to 47.0% of our total revenue, compared to 43.0% for the three months ended March 31, 2025, resulting primarily from growth in high performance syringes. On a constant currency basis revenue increased 9.8% for the three months ended March 31, 2026.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change	Change
	2026	2025	EUR	%

Type of goods or service
Revenue from high-value solutions	128.6	110.3	18.3	16.6%
Revenue from other containment and delivery solutions	120.3	110.5	9.8	8.9%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	249.0	220.8	28.1	12.7%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 28.1 million, or 12.7%, to EUR 249.0 million for the three months ended March 31, 2026, compared to EUR 220.8 million for the three months ended March 31, 2025. Revenue growth on a constant currency basis was 16.4% for the three months ended March 31, 2026.

For the three months ended March 31, 2026, revenue generated from our high-value solutions increased by EUR 18.3 million, or 16.6%, to EUR 128.6 million for the three months ended March 31, 2026, compared to EUR 110.3 million for the three months ended March 31, 2025, driven primarily by high performance syringes and, to a lesser extent, EZ-fill® vials. Revenue generated by other containment and delivery solutions for the three months ended March 31, 2026 increased by EUR 9.8 million, or 8.9%, to EUR 120.3 million for the three months ended March 31, 2026, compared to EUR 110.5 million for the three months ended March 31, 2025 and reflects an increase in revenue from standard bulk syringes and cartridges, which offset declines in the IVD business.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 24.1 million, or 21.8%, to EUR 134.4 million for the three months ended March 31, 2026, compared to EUR 110.3 million for the three months ended March 31, 2025, and revenue generated by other containment and delivery solutions increased by EUR 12.1 million, or 11.0%, to EUR 122.7 million for the three months ended March 31, 2026, compared to EUR 110.5 million for the three months ended March 31, 2025.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 11.1 million, or 31.1%, to EUR 24.6 million for the three months ended March 31, 2026, compared to EUR 35.7 million for the three months ended March 31, 2025. The decrease was mainly driven by lower revenue from assembly manufacturing lines, glass converting machines and after-sales activities, partially offset by higher revenue from visual inspection manufacturing lines.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the three months ended March 31, 2026, and 2025. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,				Change	Change
	2026	% on Revenue	2025	% on Revenue	EUR	%

Geographical markets
EMEA	157.2	57.5%	155.5	60.6%	1.7	1.1%
APAC	26.4	9.7%	20.7	8.1%	5.7	27.7%
North America	82.7	30.2%	75.0	29.2%	7.7	10.3%
South America	7.2	2.6%	5.4	2.1%	1.8	33.7%
Total Revenue	273.6	100.0%	256.6	100.0%	17.0	6.6%

Cost of Sales

Cost of sales increased by EUR 11.7 million, or 6.3%, to EUR 198.4 million for the three months ended March 31, 2026, compared to EUR 186.7 million for the three months ended March 31, 2025. The increase in cost of sales was mainly driven by (i) higher labor cost, primarily related to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy, in connection with new sales volumes, and (ii) an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to expand production capacity.

As a percentage of revenue, cost of sales was 72.5% for the three months ended March 31, 2026 compared to 72.8% for the three months ended March 31, 2025.

For the three months ended March 31, 2026, cost of sales included EUR 1.6 million of start-up costs related to the new facilities compared to EUR 0.3 million of start-up costs for the three months ended March 31, 2025. These costs are primarily related to labor costs for the training and travel of personnel in the learning and development phase who were not yet engaged in manufacturing activities. In addition, for the three months ended March 31, 2026 cost of sales also included EUR 0.3 million of restructuring and related charges, mainly related to other employee termination‑related costs, including costs incurred during notice periods, associated with the business optimization plan for our Denmark operations. For the three months ended March 31, 2025 cost of sales also included EUR 0.2 million of restructuring and related charges, mainly related to employee severance payments.

Gross Profit

For the three months ended March 31, 2026, gross profit increased by EUR 5.3 million, or 7.6%, to EUR 75.2 million, compared to EUR 69.9 million for the three months ended March 31, 2025. Gross profit margin increased to 27.5% for the three months ended March 31, 2026, compared to 27.2% for the same period in the previous year.

For the three months ended March 31, 2026, gross profit for the Biopharmaceutical and Diagnostics Solutions Segment increased by EUR 1.2 million to EUR 70.5 million compared with EUR 69.3 million for the three months ended March 31, 2025. The increase was driven by the ramp up in Fishers and Latina and the favorable mix shift in high-value solutions. This was partially offset by (i) higher depreciation, which was the largest headwind to gross profit, as more manufacturing lines are put into commercial service, (ii) the unfavorable effects of foreign currency, (iii) lower revenue and profit from an accretive pilot project with an industry-leading customer for large-batch, Not for Human Use (NFHU) Fill and Finish services, which did not recur in the first quarter of 2026, and (iv) the unfavorable impact from tariffs. As a result, gross profit margin decreased to 28.3% for the three months ended March 31, 2026, compared to 31.3% for the three months ended March 31, 2025.

For the three months ended March 31, 2026, gross profit margin for the Engineering segment increased to 15.3% compared to 10.7% for the three months ended March 31, 2025. The improvement in Engineering segment margins for the three months ended March 31, 2026 was mainly driven by improved operating performance in our Danish operations compared to the same period last year, as well as by new order intake in the fourth quarter of 2025 and the first quarter of 2026, as the Group refreshes the project portfolio. In addition, cost containment actions implemented under the Group's optimization plan contributed to an improved cost structure.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) government grants, (iii) lease income, and (iv) certain insurance refunds. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income increased by EUR 0.3 million, or 24.1%, to EUR 1.4 million for the three months ended March 31, 2026, compared to EUR 1.1 million for the three months ended March 31, 2025.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 0.7 million, or 12.9%, to EUR 6.7 million for the three months ended March 31, 2026 compared to EUR 6.0 million for the three months ended March 31, 2025. The increase was primarily attributable to higher personnel costs, mainly reflecting an increase in average headcount and compensation-related effects, as well as a lower release of bad debt provision compared to the same period last year. This increase was partially offset by lower costs related to certain consultancies and fairs and events, reflecting differences in the timing of activities year‑on‑year.

As a percentage of revenue, selling and marketing expenses was 2.5% for the three months ended March 31, 2026 compared to 2.3% for the three months ended March 31, 2025.

Research and Development expenses

Research and development expenses decreased by EUR 0.1 million, or 1.5%, to EUR 5.8 million for the three months ended March 31, 2026, compared to EUR 5.9 million for the three months ended March 31, 2025. Research and development expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 0.9 million for the three months ended March 31, 2026 (EUR 0.7 million for the three months ended March 31, 2025).

The decrease in research and development costs for the three months ended March 31, 2026 was mainly driven by lower personnel costs, reflecting a reduced average headcount, as well as lower levels of research and development activities within the Engineering segment compared to the same period last year. This decrease was partially offset by higher costs associated with ongoing projects, reflecting differences in the timing of activities compared to the prior year.

As a percentage of revenue, research and development expenses was 2.1% for the three months ended March 31, 2026 compared to 2.3% for the three months ended March 31, 2025.

General and Administrative expenses

General and administrative expenses increased by EUR 0.8 million, or 3.2%, to EUR 25.3 million for the three months ended March 31, 2026, compared to EUR 24.5 million in the three months ended March 31, 2025. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 1.8 million (compared to EUR 2.1 million for the three months ended March 31, 2025). General and administrative expenses increased compared to the same period last year, mainly reflecting higher information technology costs, including increased software licenses, higher Board compensation, and other administrative costs. These increases were partially offset by lower personnel‑related costs, mainly reflecting non‑recurring severance‑related effects recognized in the prior year and underlying headcount and compensation dynamics.

For the three months ended March 31, 2026, general and administrative expenses included EUR 0.2 million of start-up costs, primarily related to recruitment activities supporting the new facility in the U.S. For the three months ended March 31, 2025, general and administrative expenses included EUR 0.5 million of start-up costs, mainly related to the new facility in the U.S., and EUR 1.1 million for restructuring and related charges, including severance costs.

As a percentage of revenue, general and administrative expenses were 9.2% for the three months ended March 31, 2026, compared to 9.6% for the three months ended March 31, 2025.

Operating Profit

Operating profit increased by EUR 4.1 million, or 11.9%, to EUR 38.7 million for the three months ended March 31, 2026, compared to EUR 34.6 million for the three months ended March 31, 2025. Operating profit margin for the three months ended March 31, 2026, increased to 14.2% compared to 13.5% for the three months ended March 31, 2025, mostly due to the increase of gross profit margin as well as improved operating leverage on operating expenses.

For the three months ended March 31, 2026, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 17.7%, compared to 18.8% for the three months ended March 31, 2025. The decrease in operating profit margin was primarily due to the decrease in gross profit margin.

For the three months ended March 31, 2026, Engineering operating profit margin was 6.6%, compared to 4.7% for the three months ended March 31, 2025. The increase in operating profit margin was mainly driven by the increase in gross profit margin.

Net Finance expenses

Finance expenses, net of finance income, amounted to EUR 0.5 million net income for the three months ended March 31, 2026 compared to EUR 0.5 million net income for the three months ended March 31, 2025.

Profit Before Tax

Profit before tax increased by EUR 4.1 million, or 11.8%, to EUR 39.2 million for the three months ended March 31, 2026, compared to EUR 35.1 million for the three months ended March 31, 2025.

Income taxes

Income taxes increased by EUR 2.6 million, or 30.4%, to EUR 11.2 million for the three months ended March 31, 2026, compared to EUR 8.6 million for the three months ended March 31, 2025. The effective tax rate for the three months ended March 31, 2026, was 28.6% compared to 24.5% for the three months ended March 31, 2025. The increase in the effective tax rate is mainly attributable to the Italian entities and, in particular, to Nuova Ompi S.r.l. In the three months ended March 31, 2025, on a comparable level of net income, Nuova Ompi S.r.l. benefited from the application of a 4% reduction in the Italian statutory corporate income tax under the “IRES premiale” regime. This regime was discontinued as of 2026, and Nuova Ompi S.r.l. reverted to the application of the ordinary Italian corporate income tax (IRES) rate, set at 24%, excluding regional income tax (IRAP) set at 3.9%.

Net Profit

Net profit increased by EUR 1.5 million, or 5.7%, to EUR 28.0 million (or EUR 0.10 of Diluted EPS or EUR 0.11 of Adjusted Diluted EPS) for the three months ended March 31, 2026, compared to EUR 26.5 million (or EUR 0.10 of Diluted EPS or EUR 0.10 of Adjusted Diluted EPS) for the three months ended March 31, 2025.

For non-GAAP financial measures reconciliation refer to “Key Indicators of Performance and Financial Condition - Non-GAAP Measures - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS”.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (defined as the difference between current assets and current liabilities—net of current financial assets other than financial receivables related to the rent to buy agreement for our facility in Zhangjiagang (China), current financial liabilities, and cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents, short-term loan facilities, and medium and long-term loans from a number of financial institutions and the equity markets. At March 31, 2026, we had cash and cash equivalents of EUR 111.7 million (compared to EUR 130.6 million at December 31, 2025) and other current financial assets (other than derivatives and financial receivables related to the rent to buy agreement for our facility in Zhangjiagang, China) of EUR 1.2 million (compared to EUR 0.2 million at December 31, 2025). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were EUR 560.3 million at March 31, 2026 (compared to EUR 535.9 million at December 31, 2025), which primarily includes EUR 254.4 million trade payables, EUR 11.6 million contract liabilities, EUR 42.4 million advances from customers, EUR 122.9 million financial liabilities, EUR 35.2 million tax payables, EUR 5.4 million lease liabilities, EUR 2.3 million current provisions and EUR 86.0 million other liabilities mainly relating to payables to personnel and social security institutions, other tax payables, deferred income and prepayments, as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

At March 31, 2026, we had medium and long-term loan facilities totaling €452.3 million, of which €100.0 million had not yet been drawn down.

Capital Expenditures

During the three months ended March 31, 2026, capital expenditures amounted to EUR 67.6 million. Capital expenditures for growth and capacity expansion (defined as all investments related to existing capacity increase, i.e. new industrial lines, new buildings, warehouse/production unit expansion) was EUR 61.6 million, which included: (i) EUR 53.3 million for the new EZ-fill® production lines and related buildings expansion, principally in Fishers, Indiana (EUR 17.9 million), and in Latina, Italy (EUR 29.0 million); (ii) EUR 5.4 million for infrastructure and new machinery for high precision plastic injection molding and assembly for container in-vitro diagnostic solutions; (iii) EUR 0.8 million for the completion of our drug containment solutions capacity expansion and molds; and (iv) EUR 2.1 million for the new facility for Engineering operations.

At March 31, 2026 committed orders from our suppliers related to the Group's ongoing investments amounting to approximately EUR 81 million, net of the expected contribution from BARDA.

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes, improving safety and energy management of our plants and production sites amounted to EUR 3.7 million. Capital expenditures for research and development, including laboratory equipment, molds and other related equipment, amounted to EUR 2.3 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2026	2025	EUR
Cash flows from operating activities	75.5	99.8	(24.3)
Cash flows used in investing activities	(70.4)	(70.7)	0.3
Cash flows used in financing activities	(24.9)	(35.7)	10.8
Net change in cash and cash equivalents	(19.8)	(6.6)	(13.2)

Cash generated from operating activities

For the three months ended March 31, 2026, net cash generated from operating activities was EUR 75.5 million, compared to EUR 99.8 million net cash generated from operating activities for the three months ended March 31, 2025.

For the three months ended March 31, 2026, the net cash generated from operating activities was primarily the result of (i) profit before taxes of EUR 39.2 million adjusted for EUR 24.7 million of expense related to depreciation and amortization, EUR 3.6 million of change in provisions and EUR 0.9 million of net finance expense, (ii) EUR 23.4 million generated from the net change in trade receivables and other assets, (iii) EUR 0.5 million interests received and (iv) EUR 0.3 million net other non-cash expenses. These cash inflows were partially offset by (i) EUR 13.2 million cash absorbed from the change in inventories and contract assets, (ii) EUR 2.3 million change in trade payables, contract liabilities, advances and other liabilities, (iii) EUR 0.8 million interests paid and (iv) EUR 0.8 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was EUR 70.4 million for the three months ended March 31, 2026, compared to EUR 70.7 million cash used in investing activities for the three months ended March 31, 2025.

For the three months ended March 31, 2026 net cash used in purchasing property, plant and equipment as well as intangible assets amounted to EUR 70.7 million. These cash outflows were partially offset by EUR 0.2 million proceeds from the sale of property, plant and equipment and EUR 0.1 million refund of capitalized costs of property, plant and equipment.

Cash used in financing activities

Net cash flows used in financing activities was EUR 24.9 million for the three months ended March 31, 2026, compared to EUR 35.7 million used in financing activities for the three months ended March 31, 2025.

For the three months ended March 31, 2026, proceeds from borrowings amounted to EUR 20.0 million, which were more than offset by (i) repayment of borrowings for EUR 43.3 million and (ii) payments of the principal portion of lease liabilities for EUR 1.6 million.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was a decrease of EUR 19.8 million for the three months ended March 31, 2026, compared to a decrease of EUR 6.6 million for the three months ended March 31, 2025.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net (Debt)/ Cash and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's primary currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three months ended March 31, 2026 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended March 31, 2026	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported revenue	128.6	120.3	249.0	24.6	273.6
Effect of changes in currency translation rates	5.7	2.3	8.1	—	8.1
Constant Currency Revenue	134.3	122.7	257.0	24.6	281.7

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended March 31, 2026	134.3	122.7	257.0	24.6	281.7
Revenue for the three months ended March 31, 2025	110.3	110.5	220.8	35.7	256.6
Change in revenue at constant currency	24.0	12.1	36.2	(11.1)	25.1
% Change in revenue at constant currency	21.8%	11.0%	16.4%	(31.1)%	9.8%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization and impairment of PPE. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain infrequently occurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2026, and 2025, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2026	2025	%
Net Profit	28.0	26.5	5.7%
Income taxes	11.2	8.6	30.4%
Finance income	(3.4)	(6.0)	(43.6)%
Finance expense	2.9	5.5	(47.8)%
Operating Profit	38.7	34.6	11.9%
Depreciation and amortization and impairment of PPE	24.7	20.6	19.5%
EBITDA	63.4	55.3	14.7%
Adjusting items	2.1	2.1	(0.7)%
Adjusted EBITDA	65.5	57.4	14.1%

Revenue	273.6	256.6
Net Profit Margin (Net Profit/ Revenue)	10.2%	10.3%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	23.9%	22.4%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the three months ended March 31, 2026, and 2025.

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended March 31, 2026	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR)
Reported	63.4	38.7	11.2	28.0	0.10
Adjusting items:
Start-up costs new plants (1)	1.8	1.8	0.5	1.3	0.00
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	65.5	40.8	11.8	29.6	0.11

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended March 31, 2025	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR)
Reported	55.3	34.6	8.6	26.5	0.10
Adjusting items:
Start-up costs new plants (1)	0.8	0.8	0.2	0.6	0.00
Restructuring and related charges (2)	1.3	1.3	0.3	1.0	0.00
Adjusted	57.4	36.7	9.1	28.1	0.10

(1)
During the three months ended March 31, 2026, and the three months ended March 31, 2025, the Group recorded EUR 1.8 million and EUR 0.8 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products.
(2)
During the three months ended March 31, 2026 and the three months ended March 31, 2025, the Group recorded EUR 0.3 million and EUR 1.3 million, respectively, of restructuring and related charges among cost of sales, and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark.
(3)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

The following table sets forth the calculation of Adjusted Operating Profit Margin and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Operating Profit Margin. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in EUR millions, except as indicated otherwise)
	For the three months ended March 31,
	2026	2025
Revenue	273.6	256.6
Operating Profit Margin (Operating Profit/ Revenue)	14.2%	13.5%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	14.9%	14.3%

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the three months ended March 31, 2026 and 2025:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2026	2025	EUR
Addition to Property, plant and equipment	66.4	68.3	(1.9)
Addition to Intangible Assets	1.2	1.4	(0.2)
CAPEX	67.6	69.7	(2.1)

See Note 17 “Intangible Assets” and Note 18 “Property, plant and equipment” to the Unaudited Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the three months ended March 31, 2026, and 2025:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended March 31,		Change
	2026	2025	EUR
Net cash flow from operating activities	75.5	99.8	(24.3)
Interest paid	0.8	1.4	(0.6)
Interest received	(0.5)	(0.9)	0.4
Purchase of property, plant and equipment	(66.3)	(70.4)	4.1
Proceeds from sale of property plant and equipment	0.2	1.1	(0.9)
Refund of capitalized costs of property, plant and equipment	0.1	—	0.1
Purchase of intangible assets	(4.5)	(1.4)	(3.1)
Free Cash Flow	5.5	29.7	(24.2)

For further information on cash flow see “Liquidity and Capital Resources” and “Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, a metric used by management to assess the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of our current and non-current financial liabilities, less the sum of (i) other current financial assets, excluding financial receivables related to the rent-to-buy agreement for our facility in Zhangjiagang, China, (ii) other non-current financial assets - Fair value of derivatives financial instruments and (iii) cash and cash equivalents.

	(Amounts in EUR million, except as indicated otherwise)
	At March 31,	At December 31,
	2026	2025
Non-current financial liabilities	(323.8)	(347.4)
Current financial liabilities	(128.3)	(123.5)
Other non-current financial assets - Fair value of derivatives financial instruments	0.9	0.3
Other current financial assets other than financial receivables for rent to buy agreement	1.8	2.2
Cash and cash equivalents	111.7	130.6
Net (Debt)/ Cash	(337.7)	(337.7)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position, which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is defined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital represents the difference between current assets and current liabilities, excluding (i) current financial assets other than financial receivables related to the rent-to-buy agreement for our facility in Zhangjiagang, China, (ii) current financial liabilities and (iii) cash and cash equivalents, to which the non-current advances from customers are added.

	(Amounts in EUR million, except as indicated otherwise)
	At March 31,	At December 31,
	2026	2025
- Goodwill and Intangible assets	86.5	86.8
- Right of use assets	15.2	12.4
- Property, plant and equipment	1,451.0	1,391.5
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	5.5	5.5
- Deferred tax assets	110.2	103.9
Non-current assets excluding FV of derivative financial instruments	1,668.6	1,600.3

- Inventories	294.4	268.2
- Contract assets	165.8	180.5
- Trade receivables	278.5	302.7
- Trade payables	(254.4)	(263.3)
- Advances from customers	(42.4)	(33.4)
- Non-current advances from customers	(92.2)	(98.8)
- Contract liabilities	(11.6)	(10.4)
Trade working capital	338.0	345.4

- Tax receivables and Other receivables	53.7	50.6
- Current financial receivables - rent to buy agreement	8.7	8.6
- Tax payables and Other current liabilities	(121.2)	(100.8)
- Current provisions	(2.3)	(4.4)
Net working capital	276.8	299.3

- Deferred tax liabilities	(14.6)	(13.3)
- Employees benefits	(6.8)	(6.8)
- Non-current provisions	(2.5)	(3.2)
- Other non-current liabilities	(52.9)	(52.1)
Total non-current liabilities and provisions	(76.8)	(75.4)

Capital Employed	1,868.6	1,824.2

Net (Debt)/ Cash	(337.7)	(337.7)

Total Equity	(1,530.8)	(1,486.5)

Total Equity and Net (Debt)/ Cash	(1,868.6)	(1,824.2)

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and to interest rates;
•
liquidity risk, mainly relating to difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset; with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity price risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities prices market, can cause significant business challenges that can affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group's financial position, results of operations and cash flows, and for this reason the Group identify and monitor these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of the Group's business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity price risk.

The Group's exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which the Group operates.

The Group's exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group's net profit/ (loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect the Group's financial position, results of operation and cash flows, and for this reason they are identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them.

The Group has in place various risk management policies, which primarily relate to foreign exchange, interest rate, commodity price and liquidity risks.

In particular, to manage foreign exchange rate risk, the Group has adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A.. Hedging activities are mainly executed at central level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking account also of budgeted future revenue/ costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on Group results.

Information on foreign currency exchange rate risk

The Group is exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•
The main foreign currency to which the Group is exposed is U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other exposures included the exchange rate between the Euro and the following currencies: Japanese Yen, Danish Krone and Indian Rupee. It is the Group's policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and India. As the Group's reporting currency is the Euro, the income statements of those companies are translated into Euro using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenue, costs and profit as restated in Euro. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

The Group monitors its main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at March 31, 2026.

Exchange differences arising on the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the three months ended March 31, 2026, except for those arising from financial instruments measured at fair value, amounted to a net gain of EUR 3.0 million (compared to EUR 3.9 million net loss for the three months ended March 31, 2025).

There have been no substantial changes in the first quarter of 2026 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

The Group actively hedges against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are only partially designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally from three to twelve months.

The following table presents an analysis of sensitivity to a change in exchange rates for the main currencies the Group is exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(Amounts in EUR millions)
Euro	1%	(1)%	(1.0)	1.1
US dollar	3%	(3)%	(3.1)	3.3
	5%	(5)%	(5.0)	5.6

Euro	1%	(1)%	0.2	(0.2)
Mexican Pesos	3%	(3)%	0.6	(0.6)
	5%	(5)%	1.0	(1.1)

Euro	1%	(1)%	(0.0)	0.0
China Renmimbi	3%	(3)%	(0.1)	0.1
	5%	(5)%	(0.1)	0.1

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at corporate level and utilizing similar structures as those employed for the management of currency risks. The Group has hedges in place against interest rate risk, covering EUR 231.1 million out of a total of EUR 351.4 million variable rate loans at March 31, 2026.

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(Amounts in EUR millions)
	+20 BP	-20 BP	(0.2)	0.2
	+50 BP	-50 BP	(0.5)	0.5
	+100 BP	-100 BP	(1.0)	1.0

Our most significant floating rate financial assets at March 31, 2026 are cash and cash equivalents.

The risk arising from net investment in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, the Group enters into fixed-price contracts for certain of its utilities.

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. The main determinant of the Group's liquidity position is the cash generated by or used in operating and investing activities.

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed or supervised by the treasury department with the aim of ensuring effective and efficient management of the Group's liquidity. The Group undertakes medium/long-term loans to fund medium/long-term operations. The Group undertakes a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;
•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

These measures currently sufficiently guarantee, at normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

The Group believes that its total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through the existing relationships with banks, will enable the Group to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt and ensure an appropriate level of operating and strategic flexibility for at least the next 12 months. However, there can be no assurance that the Group will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which the Group is theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position.

Where customers fail to meet payment deadlines, the Group's financial position may deteriorate. In addition, socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may assume significance also in relation to this aspect. The trade receivable risk is however mitigated by consolidated commercial relations with high-standing pharmaceutical and biologics companies and Group guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. At March 31, 2026, our days sales outstanding increased by 20 days to 81 days, compared to 61 days at December 31, 2025.

Trade receivables at March 31, 2026 amounted to EUR 285.5 million (compared to EUR 309.8 million at December 31, 2025), net of the allowance for doubtful accounts amounting to EUR 7.0 million (compared to EUR 7.1 million at December 31, 2025).

Commodity risk

As the Group consumes large amounts of natural gas and electricity for its operating activities, it might decide to enter into commodity swap contracts for certain utilities to mitigate commodity risk and the increased volatility in natural gas and electricity prices.

These commodity swap contracts are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity for which floating-price contracts are in place. Hedging the price volatility of forecasted natural gas and electricity consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

During the year, the Group continued its activities aimed at implementing its commodity risk management strategy. The execution of commodity hedging transactions is subject to the market conditions that allow for an efficient execution of hedging instruments.

During the period, heightened price volatility and reduced market liquidity impacted the timing of potential hedging activities. As of the reporting date, no commodity hedging contracts were outstanding.

Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission") and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Exchange Act. As such, the Company is not required to file quarterly reports with the Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission under cover of Form 6-K on a voluntary basis.

As disclosed in Part II, "Item 15. Controls and Procedures" of its Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Commission on March 4, 2026 (“2025 Annual Report”), during their evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the 2025 Annual Report, the Company's Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2025 due to the material weaknesses reported in the 2025 Annual Report.

The Company is committed to establishing and maintaining a strong internal control environment and is implementing measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated on a timely basis. The Company has made progress towards remediation and continues to implement its remediation plan for the previously reported material weaknesses, which includes steps to: (i) further strengthen period‑end and manual journal entry controls, enhancing control owners’ awareness of documentation and review requirements; (ii) reinforce internal control awareness across the organization through targeted training for control owners; (iii) continue to enhance general IT controls in particular with regard to program change management and review and update of access rights; and (iv) leverage the ongoing digital transformation program to further improve efficiency and operational effectiveness of the control framework.

The remediation activities described above have already been started and will continue throughout the remainder of the current year to ensure such deficiencies will be effectively remediated.

While the foregoing measures are intended to effectively remediate the identified material weaknesses, it is possible that additional remediation steps will be necessary. As the Company continues to evaluate and implement its plan to remediate its material weaknesses in its internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these material weaknesses are remediated, the Company plans to continue to perform additional analyses and other procedures to help ensure that its interim condensed consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Changes in Internal Control Over Financial Reporting

Other than the changes related to the Company's remediation efforts described above, there were no changes in internal control over financial reporting during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management will monitor ongoing Legal Proceedings and would evaluate the needs for additional disclosure in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 4, 2026.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: May 7, 2026	By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer